B I R C H    M O U N T A I N    R E S O U R C E S    L T D

ELEMENTS OF

SUCCESS

A N N U A L    R E P O R T    0 3

TA B L E O F C ON T E N T S
1	Profile	2	Product	4	Position

6	Price	9	Letter to Shareholders	12	Precious Metals

13	Management’s Discussion and Analysis	21	Auditors’ Report	22	Management’s Responsibility for Financial Reporting

23	Financial Statements	26	Notes to the Consolidated Financial Statements	IBC	Corporate Information

E L E M E N T S    O F    S U C C E S S

Our enviable position of leaseholdings and permits in the Athabasca area of northeastern Alberta is rich with limestone, a product in high demand by the oil sands industry and local community for its aggregate and calcinable elements. Our location is a further element for success as it gives us a compelling price advantage over our major quicklime competitor, whose supply is hundreds of kilometres away. And we have two further elements—the people and plans for success.

LIMESTONE

Formed in 1994, Birch Mountain Resources Ltd. is an Alberta-based company that holds metallic and industrial mineral rights over an extensive portion of the Athabasca region of northeastern Alberta. In June 2002, we established an Industrial Minerals Division to pursue the large market opportunities created by the region’s growing demand for aggregate. In addition, we have a Minerals Exploration Division and a Minerals Technology Division involved in PRECIOUS METALS. Our shares trade under the symbol BMD on the Canadian Venture Exchange and in the United States over the counter under BHMNF. At December 31, 2003, Birch Mountain had 50,993,485 shares outstanding, 67,594,316 shares fully diluted.

An independent report estimated we have 492 MILLION TONNES of inferred aggregate resources and for quicklime, 37 MILLION TONNES of measured and indicated +11 MILLION TONNES of inferred.

PRODUCT

T H E S E    A R E    O N L Y    P R E L I M I N A R Y    A S S E S S M E N T    N U M B E R S .

In February 2004, an independent technical report conforming to National Instrument 43-101, Standards of Disclosure for Mineral Projects, confirmed Birch Mountain’s Muskeg Valley Quarry contains a substantial resource with the potential to be developed into the major producer of aggregate and quicklime near Fort McMurray, Alberta. The report estimated we have a 71-year supply of aggregate and a 55-year supply of quicklime—projections that only represent about one-third of our planned project area. The oil sands industry and Athabasca community need aggregate for road building and concrete construction, and quicklime for environmental uses. As the graph on the left shows, in 2002, the aggregate demand was estimated to be 11 million tonnes per year, and the current local supply will last less than 4 years.

The technical report indicated we could provide 6,900,000 tonnes per year of aggregate and 350,000 tonnes per year of quicklime. In addition, the limestone in our Quarry is up to 40-45 metres thick, and easily accessible for surface quarrying as there generally is little or no overburden.

The technical report was prepared by a division of AMEC Americas Limited (an engineering services company with more than 45,000 employees in 40 countries) and Russ Gerrish Consulting, and is available at www.sedar.com and www.sec.gov.

We have 685,821 ACRES of strategic leaseholdings and permits in ATHABASCA, the heart of the booming oil sands industry, where production is expected to GROW 500% by 2033.

POSITION

J U S T   A   F E W    K I L O M E T R E S    T O     M A R K E T .

Birch Mountain has an enviable position. Our Athabasca landholdings are in the midst of the booming oil sands industry that has created a robust demand for aggregate. The limestone on our property includes high-quality units, suitable for calcining into quicklime, of which oil sands operators will use an estimated 350,000 tonnes per year to treat air and water emissions. This gives us a strong position, as we own, through 277,543 hectares (685,821 acres) of permits and leases, the rights to metallic and industrial minerals, of which the Quarry is a small part.

Competitive sources of aggregate and quicklime are limited. Birch Mountain has the only high-quality limestone identified in the area, and controls virtually all surface-accessible limestone. Currently, quicklime is trucked from Southern Alberta, more than 800 kilometres (500 miles) away. Conversely, our plant will be minutes from many oil sands operations, reducing the cost to buyers and the environment, and increasing delivery reliability, an important factor as quicklime has a limited storage life. Birch Mountain has signed co-development agreements with all of the major oil sands mining companies in the area, including Syncrude, Suncor, Albian Sands and Canadian Natural Resources, and has strong ties to the local community.

Our aggregate and quicklime NPV@7.5% for 30 years was valued at $5.54/SHARE. We will finance the LIMESTONE DEVELOPMENT through debt, the exercise of outstanding warrants and additional equity.

PRICE

T H E S E    A R E    O N L Y    P R E L I M I N A R Y    A S S E S S M E N T    N U M B E R S .

Discounted cash flow analysis is an approach to financial valuation to determine the net present value (NPV) of an expected future cash flow minus its cost. Given the nature of the market and long life of our limestone resource, we believe a discount rate of 7.5% is a reasonable assumption. On this basis, the NPV of the combined quicklime and aggregate projects is $5.54 per fully diluted share. In addition, there are 2 considerations that could further increase value. The technical report assumed 100% equity financing, but we expect the majority of the project will be debt financed at less than a 7.5% interest rate. Secondly, the report used projected sales based only on announced oil sands projects, whereas independent industry analyses indicate oil sands production will grow much higher than the report estimated. The discounted cash flow model in the report is in constant Q4 2003 Canadian dollars, pre-tax, assuming no inflation of prices or costs and is supported by the resource estimate and economic analysis.

Birch Mountain has applied for regulatory approval for a limestone quarry and expects to begin producing aggregate in Q4 2004. We anticipate filing an application for a quicklime plant in autumn 2004.

LETTER TO SHAREHOLDERS

There are two words that come to mind that capture the essence of 2003 and the outlook for 2004 for Birch Mountain—excitement and anticipation. When you look at our elements of success on the preceding pages and the projected oil production graph for the Athabasca region on the page to the right, you can see why. Our excitement builds from the real progress we’ve made in determining our Muskeg Valley Quarry contains a limestone resource capable of generating aggregate, along with a high-calcium component suitable for calcining to produce quicklime—both low-supply and increasingly high-demand products in the heart of Alberta’s oil sands. Anticipation springs from growing confidence that our Quarry has the potential to become a major supplier of aggregate and quicklime to the oil sands industry, which independent studies show is poised to grow as much as 500% over the next 30 to 40 years. Our focus now is on advancing the Muskeg Valley Quarry by obtaining regulatory development approvals and considering our various project development options to maximize the value of the Quarry asset.

In March 2004, we filed an Environmental Impact Assessment (EIA) and application to construct, operate and reclaim the Muskeg Valley Quarry. The EIA covered production of aggregate only from the north part of the Quarry, and we’ll file an additional application later this year for limestone production from the other areas, as well as for a quicklime plant. If our project is approved on a timely basis in Q3, we anticipate opening a contractor-operated aggregate quarry in the north area and receiving our first revenue from aggregate sales in Q4 2004.

Because the cost of producing an industrial mineral is more or less consistent from place to place, the primary price-setting factor is the cost of transportation. As a result, the ideal location for an industrial minerals quarry is near major consumers and distant from competing suppliers. Our location couldn’t be better—the Muskeg Valley Quarry is situated in the midst of numerous multi-billion-dollar oil sands developments, and for quicklime, 800 kilometres away from the competition. Our aggregate competitors in the region have only a few years of resources left.

The recently published financial model for the Quarry produced pre-tax valuation estimates of $240 million and $375 million at discount rates of 10% and 7.5% respectively, using un-escalated prices and costs. This model was based on the assumptions in the independent preliminary assessment of the Muskeg Valley Quarry, authored by AMEC Americas Limited and released in February 2004, which assumed total aggregate and quicklime sales would reach 6.9 million tonnes and 350,000 tonnes per year, respectively, over a 30-year project life (as shown on the graph on page nine). For quicklime, AMEC assumed Birch Mountain would initially produce 70,000 tonnes per year in 2006, rising to 350,000 tonnes by 2010 and continuing at this rate to 2040—even though the resource estimate is large enough to support a much longer life or higher production rate. At these rates, the Muskeg Valley Quarry would be almost 50% larger than the current largest crushed-rock quarry in Canada.

The economics of our Quarry are very attractive, and Birch Mountain is considering various options to ensure shareholders receive the best value, currently estimated to be $5.54 per share on a fully diluted basis at a net present value discounted at

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7.5%. These options include: financing the project with debt, equity issues and future cash flow; bringing in a joint venture partner to help develop the Quarry; restructuring our Quarry business into an income trust; and selling the Quarry project and dividending the majority of the proceeds to shareholders. The preliminary assessment assumed the aggregate operation would initially be operated by a third-party contractor. For quicklime, in Phase 1 with a kiln capable of producing 175,000 tonnes per year, AMEC estimated a capital cost of $87 million. Phase 2 involves installing a second kiln with an additional 175,000 tonnes per year of quicklime production beginning in 2009. In Phase 2, direct and indirect capital expenditures were estimated to be lower, at $76 million. The capital cost for new kiln equipment is approximately $60-80 million, but there is used equipment that could reduce this expense. Our most significant economic advantage is lower transportation cost as quicklime is currently trucked from Southern Alberta, at a market price in Fort McMurray of approximately $175 per tonne, of which approximately $65 is for transportation. Our estimated transportation cost is about $5 per tonne. Calcining limestone is an energy-intensive process with operating costs of approximately $30 per tonne for natural gas. However, the plentiful supply of petroleum coke fuel produced as a by-product of bitumen upgrading in the Fort McMurray area can be used as an efficient fuel for a calcining kiln and will be made available to us on very favourable terms. As energy represents about 40%-50% of a kiln’s operating cost, our fuel savings will be another significant advantage.

The preliminary assessment was based on cost estimates that may range +/-35% and calculated only resource estimates for the limestone. We’ve completed a winter drilling program and initiated additional test work to analyze new core over an expanded area of the Quarry. We expect this new information will enable a qualified independent consultant to advance much of our current limestone resource to mineral reserve status in a pre-feasibility study that’s underway. Further studies are being completed to narrow the range of cost estimates and better quantify the magnitude of the market for aggregate and quicklime.

Recognizing the rapid and expansive growth in the oil sands industry in northeastern Alberta, we contracted the Canadian Energy Research Institute (CERI) to develop a demand model for quicklime and aggregate based on its recently published forecast of bitumen production and estimated per-barrel consumption rates for quicklime and aggregate. As we expected, CERI’s projected demand levels for quicklime and aggregate are significantly higher than those used in the preliminary assessment. The CERI report provides compelling reasons to conclude that annual production from the Muskeg Valley Quarry may be even larger than forecast in the preliminary assessment. CERI’s results will be incorporated into the second-generation financial model of the Quarry to be included in the pre-feasibility report, which we anticipate receiving in summer 2004.

Our ability to capitalize on the industrial minerals potential of our Athabasca property is an outgrowth of our prior work exploring for precious metals, which laid the foundation for our rapid advancement of the Quarry project. We have in-depth knowledge of the Athabasca region and close and productive relations with all of the oil sands companies. Hugh Abercrombie, our VP of Exploration, wrote his Ph.D. thesis on water-rock interactions during in-situ cyclic steam stimulation recovery of bitumen from oil sands at Cold Lake, Alberta, providing us with supplementary knowledge of the industry. Don Dabbs, our VP & CFO, has 30 years of experience in environmental and regulatory affairs, primarily in the oil sands industry, and, as a result, assured the thorough completion of our EIA for aggregate and is working on the next application for quicklime. We have reinforced our internal bench-strength by outsourcing to a number of consultants with extensive experience in major construction and industrial minerals ventures.

In a little over a year, we’ve advanced the Quarry from a concept to where we are now, awaiting approvals to begin aggregate operations. Our quicklime is key to maintaining the environmental performance of the oil sands industry, and the aggregate is, quite literally, the foundation on which future oil sands mines and plants will be built. We have the elements of success that enable a sense of anticipation for the future, and I thank our shareholders, directors, staff and the people in the Athabasca community for their support in this most exciting opportunity.

Signed by: Douglas J. Rowe

Douglas J. Rowe, P.Eng., President & CEO
May 1, 2004

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Precious metals activities fall within the sphere of our Mineral Exploration and Mineral Technology divisions. Our first objective in this area is to develop commercial applications for our patented processes for the recovery of natural metal nanoparticles from sedimentary rocks, oil sands tailings and similar materials. The second objective is to use our knowledge of natural precious metal nanoparticles to discover new deposits and leverage rights to precious metals from mineral process streams in other locations.

PRECIOUS METALS

In Mineral Technology, we continue to pursue patent protection for intellectual property related to natural precious metal nanoparticles. Our divisional patent application related to the product claims of our original application is currently before the U.S. Patent and Trademark Office. In the fall of 2003, Hugh Abercrombie and Glen De Paoli presented a well-received talk on our work in natural precious metal nanoparticles at the World Gold Council’s “Gold 2003” meeting in Vancouver. During the year, we conducted limited in-house work toward developing a reliable precious metals assay technique, and we continue to review new developments in precious metal assaying that may prove useful in exploring our Athabasca property.

In May, we filed an independent technical report by Mike Defresne and Dean Besserer of APEX Geoscience Ltd. entitled 2003 Technical Report on the Gold Potential of the Athabasca Property. APEX synthesized more than 80 years of published and unpublished information relevant to exploration for low-temperature sediment-hosted precious metal deposits in Athabasca. The authors concluded that anomalous to potentially economic concentrations of precious metals, including gold, platinum and palladium, exist on the Athabasca property, and characterized our search as early-stage high-risk exploration. APEX further concluded the Athabasca property warrants additional exploration for precious metals.

In the past six months, we applied to convert a large number of mineral permits that had reached the end of their 10-year term to mineral leases, retaining core lands for both limestone and precious metals while allowing lower priority lands to lapse.

MANAGEMENT’S DISCUSSION AND ANALYSIS

I N T R O D U C T I O N
The following discussion and analysis (MD&A) is current to April 30, 2004, and is management’s assessment of Birch Mountain’s operations and financial results together with future prospects, and should be read in conjunction with the audited Consolidated Financial Statements of the Company and the Notes to the Consolidated Financial Statements for the year ended December 31, 2003. The Company has early adopted National Instrument 51-102F1 as the guideline in presenting the MD&A.

Birch Mountain is a resource issuer with mineral projects. Disclosure related to the mineral resources of the lands the Company holds under exploration permits and mineral leases is based on independent technical reports by APEX Geoscience Ltd. and AMEC Americas Limited, prepared in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect, and actual results may differ materially from those anticipated in the statements made. Financial data were prepared using Canadian generally accepted accounting principles (GAAP).

P E R F O R M A N C E
I n d u s t r i a l M i n e r a l s D i v i s i o n
In 2002, Birch Mountain established an Industrial Minerals Division to take advantage of potential business opportunities arising from our ownership of rights to mine and market limestone from our Athabasca mineral leases in northeastern Alberta. Birch Mountain announced a sale of $250,000 of limestone to Suncor Energy Ltd. in September 2002. Under the terms of the Co-Development Agreement, we sold $100,000 of limestone at the base of the Aurora Mine to Syncrude Canada Ltd. in 2003. Payment was made by way of services funded by Syncrude that facilitated initiation of environmental studies on the Muskeg Valley Quarry (Quarry) by AMEC Earth and Environment Inc.

Recognizing the opportunity to sell limestone, we completed a geological appraisal of a potential quarry about 60 kilometres north of Fort McMurray in the summer of 2002. The Company filed an initial public disclosure for a quarry to supply limestone aggregate to the local market for construction purposes. In addition, expressions of interest from the oil sands industry in a local supply of quicklime for use in flue gas desulphurization and water treatment led us to evaluate the production of quicklime from limestone in our proposed quarry. Based on the success of early calcining tests, Birch Mountain conducted a winter drilling program in late 2002 and early 2003, and tested two of the high-calcium carbonate limestone units within our Quarry. Results of these tests showed that both units are suitable for calcining to produce lime products.

The severe shortage of gravel in the Regional Municipality of Wood Buffalo was confirmed in the results of a survey on gravel supply and usage by oil sands leaseholders completed by the Athabasca Regional Issues Working Group (RIWG) and released in February 2003. The RIWG survey verified market demand for a large new source of regional gravel, which resulted in Birch Mountain increasing the acreage of our Quarry.

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In the fall of 2003, we undertook environmental and archaeological field studies, and these data were used to prepare an Environmental Impact Assessment (EIA) and Application to the Natural Resources Conservation Board for the development, operation and reclamation of the Quarry. Birch Mountain filed the application to develop our Quarry, encompassing a development of approximately 255 hectares, with the Alberta regulatory authorities in March 2004. Total expenditures to December 31, 2003, on the Quarry evaluation and EIA were $807,300, with an additional $690,750 invested in the drilling, evaluation and regulatory application in Q1 2004.

The Company initiated drilling and environmental field studies in February 2004 to gather data for a second application that should be filed in late 2004 for approval to develop the larger southern quarry project and a potential quicklime plant.

M i n e r a l E x p l o r a t i o n a n d M i n e r a l Te c h n o l o g y
With the discovery of metal nanoparticles in rocks from the Company's property in 2000, the focus of our research has been to understand the properties of metals in this form and to develop methods for measuring their concentrations in the rock and for their extraction and recovery. Recognizing the operational and regulatory differences related to disclosure between exploration and research, the Company operates a Minerals Exploration Division and a Minerals Technology Division in addition to the Industrial Minerals Division. Financial reporting of the investment in research (Mineral Technology) started in 2000. The financial statements since 2002 identify expenditures in each of the operating divisions.

Birch Mountain has virtually no revenues, and our funding has come primarily from private placement financings. The Company has incurred operating losses since inception in 1995, and, as of December 31, 2003, had an accumulated deficit of $26,413,384. Losses are primarily from costs associated with the business of mineral exploration and scientific research plus, in the past two years, the development of the Industrial Minerals Division. Results of operations have fluctuated from period to period and may continue to do so in the future, depending on the timing, amount and type of funding. Additional operating losses are expected in the future with continued development of the Quarry and investment in exploration and technology. However, the Industrial Minerals Division is expected to start generating income from aggregate sales after all regulatory requirements for the proposed quarry have been met, and Alberta Environment issues us an operating licence.

Based on the independent technical report prepared by AMEC Americas Limited, Birch Mountain is satisfied that a market exists for limestone from our proposed Quarry. For precious metals, however, the Company has no assurance there are commercial concentrations of precious metals on our mineral properties, or that a commercially viable process for precious metal extraction will be developed. Birch Mountain is also subject to risks common to companies involved in developing new technologies. In addition, the Company is subject to the risks associated with business strategy, technological change, the history of operating losses, the need for future capital, competition, patent and proprietary rights, dependence on key personnel, and the volatility and trading of our stock.

S E L E C T E D    A N N U A L    I N F O R M AT I O N
The Company’s main source of income from year to year has been interest earned on our term deposits (2001), and has not been a significant component of our ability to operate. In 2002, Birch Mountain started selling limestone, which is reflected in the 185% increase to $250,986 from $88,023 in 2001. The

S E L E C T E D A N N U A L I N F O R M AT I O N	2003	2002	2001
Interest and other income	$311,973	$250,986	$88,023
G&A expenses	1,136,023	1,170,931	1,685,713
Mineral exploration costs	744,385	976,305	941,530
Net loss	557,435	1,809,950	2,179,395
Net loss per share, basic and fully diluted	(0.01)	(0.05)	(0.06)

Total assets	2,424,233	265,092	609,607
Capitalized mineral exploration costs	$336,136	$-	$-

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major increase in 2003 income came from cancellation of an accrued debt of $194,000 from 1998 plus a sale of $100,000 of limestone that represented 32% of the income.

G&A expenses have been very similar over the past two years, while higher expenses of approximately $500,000 in 2001 reflected the increase in legal, consulting and staff costs associated with the suspension of trading imposed by the CDNX (now the TSX Venture Exchange). This was resolved in the Company’s favour in March 2002.

Mineral exploration costs in 2003 increased 11% to $1,080,521 (including Q4 capitalization of $336,136 of mineral exploration costs) compared with $976,305 in 2002 and $941,530 in 2001. In 2003, the Company began capitalizing costs associated with the Quarry as management believes the costs will be recovered from future operations. In 2003 and 2002, all of our exploration costs were focused on the Company’s Athabasca limestone (industrial mineral) properties. In 2001, we directed 99% of exploration expenditures to precious metal prospects on our Athabasca project.

The net loss in 2003 decreased to $557,435 versus $1,809,950 in 2002 because in 2003, the Company capitalized $336,136 of mineral exploration costs and had a future income tax recovery of $1,011,000. Future income tax recovery relates to the taxable benefit associated with the flow-through shares.

Our primary source of cash has been private placement financings. In 2003, Birch Mountain successfully raised more than $4.5 million, ending the year with $1,780,829 of working capital and total assets of $2,424,233 compared with $265,092 in 2002 and $609,607 in 2001. The Industrial Minerals Division is expected to start generating income from aggregate sales following the completion of all regulatory requirements for the proposed Quarry.

Neither Birch Mountain nor our predecessor company has ever declared or paid dividends on our common shares.

All financial information is reported in accordance with Canadian GAAP. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the deferral and valuation of exploration expenditures. Actual results could differ from the estimates.

R E S U LT S    O F    O P E R AT I O N S
Prior to 2002, the Company focused exclusively on precious metal exploration and technology development. In 2002, we identified a business opportunity to develop a limestone quarry for aggregate sales and the manufacturing of quicklime for use by the oil sands industry. As a result, since 2002, we have focused on advancing this limestone business opportunity and deferred funding for precious metal exploration and further technology development. When funding is available, Birch Mountain intends to continue research and development of precious metals.

The geological, engineering and economic assessments conducted over the past 18 months have identified a significant development opportunity for aggregate production and sales from leases owned by Birch Mountain in the lower Muskeg River valley north of Fort McMurray, Alberta. The regulatory review process is underway, and approval of the application for the north quarry project is anticipated in the fall of 2004. It will be necessary to build about two kilometres of road to access the initial quarry pit and prepare the site for tree removal to expose the limestone for production. An estimated capital investment of $600,000 will be required to construct the road and prepare the site in late fall in order to start production. We plan to use local contractors and their equipment for the first stages of quarry operations.

Although we believe the likelihood of the following occurring is low, risks associated with these plans include regulatory complications that could result in the delay of project approval until early or mid-2005, lack of market familiarity and acceptance of limestone aggregate could result in slower than anticipated sales in the first year or more, and a major drop in oil prices could result in a slowdown of oil sands development resulting in a reduced demand for construction aggregate.

Birch Mountain has initiated geological and environmental fieldwork to be used in regulatory filings, including an EIA and Application for an expansion of the Quarry (south quarry project) and a quicklime plant. Engineering, environmental and regulatory costs to complete and file an application are projected to be approximately $2.7 million. As this is a preliminary estimate, the final cost for regulatory approval of the expanded project could be as much as 30% higher than current estimates as a large project has a high probability of being referred to a public hearing. If a public hearing is required, then both time and expenses will increase.

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C o r p o r a t e    C o s t s    a n d    E x p e n s e s
Total costs in 2003 were $1,136,023 (excluding $744,385 of mineral exploration and industrial mineral costs), and in 2002 were $1,170,931 (excluding $976,305 of mineral exploration and industrial mineral costs) down from $1,685,713 (excluding $941,530 of mineral exploration costs) in 2001. G&A expenditures in 2003 and 2002 remained fairly constant, averaging $100,000 per month. The Company adopted the stock-based compensation and other stock-based payment standards set out in the CICA Handbook 3870. The impact of the adoption of this standard for the year ended December 31, 2003, was an additional compensation expense of $66,681 and additional mineral exploration costs of $1,231.

Expenses in 2003 and 2002 reflected an increased focus on the industrial mineral potential of the Athabasca leases. Expenses in 2001 reflected the increase in laboratory work, the filing of U.S. and international patent applications, and the preparation of assessment filings to hold the Company’s Athabasca mineral permits.

The Company incurred a net loss of $557,435 in the year ended December 31, 2003 (2002–$1,809,950; 2001–$2,179,395) and as at December 31, 2003, had an accumulated deficit of $26,413,384.

M i n e r a l    E x p l o r a t i o n     C o s t s
In addition to the $471,191 exploration expense for industrial minerals in 2003, we have also capitalized $336,136 of expenses.

P r e c i o u s    M e t a l s    E x p l o r a t i o n    C o s t s
 With the Company’s dedicated focus on industrial minerals in 2003, exploration costs related to precious metals decreased to $273,194 from $863,845 in 2002, $941,530 in 2001 and $1,792,388 in 2000. All 2002 exploration was on the Company’s Athabasca mineral properties. In 2001, the Company focused on the two prairie gold prospects, directing 99% of exploration expenditures to the Athabasca project and the balance to the Dawson Bay play.

M i n e r a l    Te c h n o l o g y    C o s t s
Spending on scientific research directed to developing proprietary extraction and analytical techniques for precious metals was $11,150 in 2003 and $42,514 in 2002, down sharply from $128,068 in 2001. There were no similar research expenditures in previous years. The results of our research led to the filing of a U.S. and international patent application in the spring of 2000. Birch Mountain was granted a U.S. patent in December 2002.

I n d u s t r i a l    M i n e r a l s    C o s t s
In 2002, the Company established an Industrial Minerals Division. This Division spent $112,460 in 2002. In 2003, we focused most of our financial resources, $471,191 plus the capitalization of $336,136, on a geological evaluation of the potential Quarry, initial drilling and preparation for environmental approvals. Birch Mountain will continue to invest in the Quarry. We sold $100,000 of limestone to Syncrude Canada Ltd. in 2003 and $250,000 to Suncor Energy Ltd. in 2002.

C o r p o r a t e    I n c o m e
Birch Mountain and its subsidiaries have limited income from production as the Industrial Minerals Division is in the early stages of development, all other properties are still at the exploration stage, and technology is still under development.

The Company's ability to continue as a going concern largely depends on our success in obtaining sufficient funds to carry the development of the limestone Quarry through to production, carry out exploration activities on our mineral properties, establish the existence of economically recoverable mineral reserves, achieve successful results from our research efforts and obtain the financing to complete the development and achieve future profitable production or, alternatively, on the Company's ability to dispose of our interests on an advantageous basis. In the past, Birch Mountain has been successful in raising funds in the equity markets, but there is no assurance that the Company will be able to do so in the future. If future financing efforts do not

	Mineral	Mineral	Industrial
M I N E R A L E X P L O R AT I O N C O S T S	Exploration	Technology	Minerals
2003	$273,194	$11,150	$471,191
2002	863,845	42,514	112,460
2001	$941,530	$128,068	$–

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meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of assets on less than advantageous terms.

S U M M A R Y

The Company’s average total expenditures per month increased 3% in 2003 to $185,000 versus $179,000 in 2002, although general and administrative expenditures remained consistent at $100,000 per month. In 2003, costs shifted to industrial minerals from precious metals.

A summary of major events that had an impact on quarterly results for 2003 is as follows:

F o u r t h    Q u a r t e r

  Sold $100,000 of limestone to Syncrude Canada Ltd.

  Incurred a 60% increase in G&A expenditures compared with Q3 2003 and 38% compared with Q3 2002 because the Company adopted stock-based compensation policies ($66,681) and settled interest charges related to several delayed accounts payables.

  Capitalized the industrial mineral costs, which decreased mineral exploration cost and the total net loss for 2003, resulting in $441,839 net earnings for the fourth quarter.

  Completed a private placement of 4,000,000 flow-through units at a price of $0.50 per unit. Renounced flow-through commitments of $2.5 million.

S e c o n d    a n d    T h i r d    Q u a r t e r s

  Conducted environmental and archaeological field studies, and used the resulting data to prepare an EIA and an Application to the Natural Resources Conservation Board.

  Incurred an increase in G&A expenses because of financing activities.

F i r s t    Q u a r t e r

  Completed a drilling program in the proposed limestone quarry and tested two high calcium carbonated limestone units.

  Completed a private placement of 465,712 units at $0.25 per unit in January.  Of these, 248,000 units were flow-through. All units consisted of one common share plus one non-transferable common share purchase warrant entitling the holder to purchase an additional common share for $0.50 for a period of 18 months after closing.

A summary of major events that had an impact on the quarterly results for the year ended December 31, 2002, is as follows:

F o u r t h Q u a r t e r

  Completed a private placement of 2,071,910 units of which 842,000 units were flow-through shares at a price of $0.25 per unit in December.

  Started a winter drilling program in the proposed quarry.

T h i r d Q u a r t e r

  Initiated the regulatory approval process to license a limestone aggregate quarry.

  Completed two major agreements with Suncor Energy Inc., the Tailings Agreement and the Limestone Agreement.

S U M M A R Y O F Q U A R T E R L Y R E S U LT S	2003	2002
Three months ended	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Interest and other income	$110,513	$97	$201,360	$2	$339	$250,258	$240	$149
G&A expenses	387,865	242,503	275,305	230,350	281,314	241,668	301,078	346,870
Mineral exploration costs	80,755	264,168	134,801	264,661	282,758	228,494	227,918	237
Net earnings (loss)
for the period	441,893	(506,574)	(21,745)	(471,009)	(493,326)	(219,904)	(528,756)	(567,963)
Net earnings (loss) per share,
basic and fully diluted	0.01	(0.01)	-	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)
Total assets	$2,424,233	$227,539	$356,181	$232,719	$265,092	$334,801	$82,117	$475,166

[16]

  Negotiated our first sale of limestone for $250,000.

  Completed two additional private placements of 1,167,367 units at $0.374 per unit.

S e c o n d    a n d     F i r s t    Q u a r t e r s

  Incurred higher G&A expenditures in Q1 associated with a hearing leading to the resolution of the trading suspension imposed by the CDNX (now TSX Venture Exchange).

  The Company’s common shares resumed trading on the TSX Venture Exchange on March 11, 2002.

  Birch Mountain’s common shares began trading on the OTC-BB on April 2, 2002.

L I Q U I D I T Y

The Company’s primary source of cash has been private placements. Working capital at the year-end 2003 was $1,780,829, a significant improvement from 2002 when it was negative $832,000. Working capital at year-end 2001 was $75,000.

During 2003, Birch Mountain successfully raised approximately $4.5 million through various private placements versus $926,705 in 2002 and only one private placement of $72,500 in 2001.

The funds raised in 2003 eliminated the working capital deficit and provided working capital to sustain basic operations well into 2004. Project-specific financing may be available to advance the limestone/quicklime project in 2004 and beyond.

At December 31, 2003, the Company had renounced flow-through commitments of $2.5 million.

The Company re-priced to $0.50 per warrant the following common share purchase warrants issued by private placement: 881,652 were extended to June 7, 2004; 285,715 were extended to July 19, 2004; 2,071,910 were extended to June 21, 2004; and 465,712 will expire July 24, 2004.

Birch Mountain received $65,000 from the exercise of stock options in 2003, and no options were exercised in 2002 or 2001.

The Company has initiated the regulatory approval process to licence our Quarry, which, when approved, will produce long-term cash flow. In addition, the opportunity to produce quicklime from the same quarry for sale to oil sands companies is under active consideration.

The Company’s existing capital resources are adequate to maintain operations at our current rate of investment in the development of the Industrial Minerals Division to mid-2004. G&A expenditures in 2003 and 2002 have been consistent, averaging $100,000 per month. We are working on plans to raise additional operating capital to advance the regulatory approval of our Quarry for the sale of aggregate and business opportunities associated with quicklime production from the same Quarry, to reactivate research and precious metal assay program development and to continue ongoing corporate activities. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, but not necessarily a dilution in value. To fulfill flow-through commitments, expenditures of $1,951,093 will be invested in qualifying work associated with the Quarry.

During 2001, the Company entered into an agreement with Shear Minerals Ltd. (Shear) and Marum Resources Inc. (Marum). Under the terms of the agreement, Birch Mountain received 50,000 common shares of Shear and 100,000 common shares of Marum, with a market value of $20,000 on receipt. These shares were sold in 2003 for net proceeds of $26,768.

C A P I TA L    R E S O U R C E S

Commitments for capital resources relate to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta. The Company is rationalizing our landholdings and converting certain exploration permits to mineral leases.

T O TA L    L A N D    H O L D I N G S    U N D E R    M I N E R A L    L E A S E S

A N D    P E R M I T S    AT    D E C E M B E R    3 1

In 2003, Birch Mountain applied to convert 3 permits to 3 mineral leases to preserve its rights in areas prospective for precious metals and industrial minerals, allowing 4 permits to expire at the end of their term. In 2004, we applied to convert an additional 30 permits to 59 mineral leases and allowed 2 permits to expire. At April 30, 2004, we reduced the Athabasca mineral leases and permits from year-end 2003 to 233,817 hectares (577,773 acres). In the Birch Mountains, 1 permit lapsed in April 2004, reducing that area to 82,944 hectares (204,958 acres).

Lease payments in 2003 were net $148,275, while the capital commitments in 2004 will be approximately $685,200, which includes the fee payable to the Crown for the conversion from permits to leases. Lease payments beyond 2004 will be approximately

[17]

$602,500 if we continue to hold all of our mineral leases into the future. Following further exploration, we may choose to reduce our landholdings, which will reduce our capital commitments for maintaining the mineral leases in good standing.

Additional private placement financing or sale of limestone may be required to meet the capital resource requirement of the Company.

O F F - B A L AN C E    S H E E T    A R R A N G E M E N T S

The Company has no off-balance sheet arrangements.

R E L AT E D - P A R T Y   T R A N S A C T I O N S

The Company had the following transactions with related parties:

  Included in professional fees is $77,254 (2002–$61,664, 2001–$156,050) of legal fees paid to firms in which officers are partners;

  Included in professional fees is $26,327 (2002–$46,614; 2001–Nil) of consulting and legal fees paid to a company owned by an officer;

  Included in accounts payable is $24,953 (2002–$68,763; 2001–$2,304) relating to these transactions; and

  Included in shareholder services and promotion are amounts of $1,469 (2002–$9,888; 2001–$8,288) paid to a company controlled by the spouse of a director.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

F O U R T H    Q U A R T E R

The fourth quarter financial results have been presented and fully discussed in the context of the full fiscal year and the most recent eight quarterly reporting periods. The principal activities during the quarter included a private placement financing for $2,000,000, work by a third-party consulting group to prepare the scoping economic report related to the northern quarry project which was filed on SEDAR in January 2004, and work on the environmental assessment and application for approval to develop the northern quarry that was filed in March 2004 with the Natural Resources Conservation Board and Alberta Environment.

C H A N G E S    I N    A C C O U N T I N G    P O L I C I E S I N C L U D I N G    I N I T I A L    A D O P T I O N
S t o c k - B a s e d    C o m p e n s a t i o n

Effective January 1, 2002, the Company adopted CICA Handbook 3870, Stock-based Compensation and Other Stock-Based Payments, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard permitted the Company to continue our existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options was recorded as share capital. However, Handbook 3870 required additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair-value based accounting method had been used to account for employee stock options.

In 2003, the Company early adopted the new recommendations of CICA Handbook 3870, Stock-Based Compensation and Other Stock-Based Payments. The impact of the adoption of this standard for the year ended December 31, 2003, resulted in additional compensation expense of $66,681 and additional mineral exploration costs of $1,231. For options issued prior to January 1, 2003, Birch Mountain accounted for the employee stock-based compensation plans using the intrinsic value-based method as allowed by the Canadian standard adopted on January 1, 2002. As required by the transitional provisions for the standard, pro forma net income and earnings per share information have been provided as if the fair value-based accounting method had been used since January 1, 2001, for options issued prior to January 1, 2003.

M I N E R A L    E X P L O R AT I O N    C O S T S

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 11, Enterprises in the Development Stage (AcG-11). The Guideline was effective for fiscal periods beginning on or after April 1, 2000. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability. When the carrying value of a property exceeds our net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company’s assessment of a property’s realizable value), a provision is made for the impairment in value. Although Birch Mountain had, and still continues to hold,

[18]

sizeable land areas under mineral exploration leases and permits, it adopted AcG–11 and, in the absence of quantifiable evidence of a geological resource or reserve, wrote off our deferred mineral exploration costs. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001, by $8,338,431. Prior periods were not restated.

The CICA Emerging Issues Committee has published Accounting by Mining Enterprises for Exploration Costs (EIC-126). While the Company understands that EIC-126 provides additional clarification and guidance to support our previous policy for accounting for mineral exploration costs, the Company believes the change in accounting policy is appropriate for our circumstances and is consistent with reporting practices followed in the United States. Birch Mountain considers our exploration properties to be prospective, and will continue our exploration activities in search of an economic ore body.

F i n a n c i a l    I n s t r u m e n t s

The carrying amount of cash, accounts receivable and accounts payable approximates their fair value because of the short-term maturities of these items.

The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with our foreign currency translation policy.

These expenses relate to the Athabasca property; there were no expenditures related to the properties in the Birch Mountains or Dawson Bay.

Additional information on the Company can be found at www.sedar.com and www.sec.gov.

T O TA L L A N D H O L D I N G S U N D E R M I N E R A L L E A S E S
A N D P E R M I T S A T D E C EM B E R 3 1		2003		2002		2001
Project	Hectares	Acres	Hectares	Acres	Hectares	Acres
Athabasca	277,543	685,821	326,332	806,382	675,316	1,668,735
Birch Mountains	92,160	227,731	92,160	227,731	92,160	227,731
Dawson Bay	–	–	–	–	9,784	24,177
Total	369,703	913,552	418,492	1,034,113	777,260	1,920,643

[19]

A D D I T I O N A L D I S C L O S U R E F O R V E N T U R E I S S U E R S
W I T H O U T S I G N I F I C A N T R E V E N U E		2003	2002	2001
Capitalized mineral exploration expenses		$336,136	$–	$–
Expensed mineral costs		744,385	976,305	941,530
Expensed R&D costs		11,150	42,514	128,068
Corporate expenses		1,124,873	1,128,417	1,557,645
Assets		$2,424,233	$265,092	$609,607
		2003	2002	2001
M i n e r a l C o s t s	Expensed	Capitalized	Expensed	Expensed
Administration	$65,796	$5,473	$66,941	$6,414
Assay and geological	20,429	–	9,138	56,091
Consulting	175,227	212,325	–	–
Land lease and permit	146,327	3,210	117,778	171,250
Materials, services and drilling	2,835	–	300,381	177,744
Rental	998	–	45,172	81,228
Salaries	315,925	105,166	421,419	342,915
Travel and accommodations	16,847	9,962	15,476	105,888
	$744,384	$336,136	$976,305	$941,530
C o r p o r a t e E x p e n s e s		2,003	2,002	2,001
Amortization		$33,632	$47,558	$59,046
Consulting		800	2,400	67,271
Office		263,247	233,043	284,698
Professional fees		125,175	264,584	450,538
Salaries, management fees and benefits		422,135	437,786	428,171
Shareholder services and promotion		213,203	143,046	267,921
Stock-based compensation		66,681	–	–
Total Corporate expenses		$1,124,873	$1,128,417	$1,557,645
Outstanding Share Data at April 30, 2004				Number
Issued and outstanding common shares				51,340,235
Outstanding options to purchase common shares				6,128,800
Outstanding warrants to purchase common shares				10,125,181
Fully diluted common shares				67,594,316

[20]

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

T O    T H E    S H A R E H O L D E R S    O F    B I R C H    M O U N T A I N    R E S O U R C E S    L T D .

Management has the responsibility for preparing the accompanying financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgements and estimates in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained.

It is the responsibility of the Board of Directors and Audit Committee to review the financial statements in detail with management prior to their approval of the financial statements for publication.

External auditors are appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to the Board, Audit Committee and management.

Signed by: Douglas J. Rowe

Douglas J. Rowe, President and Chief Executive Officer

Signed by: Donald L. Dabbs

Donald L. Dabbs, Vice President and Chief Financial Officer

[21]

AUDITORS’ REPORT

T O    T H E S H A R E H O L D E R S   O F    B I R C H    M O U N T A I N    R E S O U R C E S    L T D .

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

C O M M E N T S    F O R    U . S .    R E A D E R S

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company’s ability to continue as a going-concern, as referred to in Note 1 to these consolidated financial statements. Our report to the shareholders dated February 19, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditors’ report when the facts are adequately disclosed in the financial statements.

Signed by: Meyers Norris Penny LLP

Calgary, Alberta Chartered Accountants
February 19, 2004

[22]

CONSOLIDATED BALANCE SHEETS
A S    A T    D E C E M B E R   3 1

	2003	2002
ASSETS
Current
Cash and cash equivalents	$1,818,292	$47,782
Accounts receivable	52,221	14,236
Share subscription receivable	–	15,000
Investments (Note 4)	–	20,000
Prepaids and deposits	59,102	4,922
	1,929,615	101,940
Property, Plant and Equipment (Note 5)	158,482	163,152
Mineral Exploration Costs (Note 6)	336,136	–
	$2,424,233	$265,092
LIABILITIES
Current
Accounts payable (Note 7)	$148,786	$934,131
SHAREHOLDERS' EQUITY (deficiency)
Share Capital (Note 8)	28,598,874	25,186,910
Contributed Surplus	89,957	–
Deficit	(26,413,384)	(25,855,949)
	2,275,447	(669,039)
	$2,424,233	$265,092
Nature of operations (Note 1)
Commitments and continuing obligations (Notes 6 and 10)
Approved on behalf of the Board:

Signed by: Donald L.	Signed by: Kerry E. Sully

Donald L. Dabbs, Director	Kerry E. Sully, Director

[23]

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
F O R    T H E    Y E A R S    E N D E D    D E C E M B E R    3 1

	2003	2002	2001
Expenses
Amortization	$33,632	$47,558	$59,046
Consulting	800	2,400	67,271
Mineral exploration costs	744,385	976,305	941,530
Office	263,247	233,043	284,698
Professional fees	125,175	264,584	450,538
Research costs	11,150	42,514	128,068
Salaries, management fees and benefits	422,135	437,786	428,171
Shareholder services and promotion	213,203	143,046	267,921
Stock-based compensation (Note 9)	66,681	–	–
Loss Before the Following	1,880,408	2,147,236	2,627,243
Interest and other income	(11,205)	(986)	(72,560)
Gain on disposal of investment	(6,768)	–	(15,463)
Limestone sale	(100,000)	(250,000)	–
Gain on cancellation of debt (Note 7)	(194,000)	–	–
	(311,973)	(250,986)	(88,023)
Loss Before Income Taxes	1,568,435	1,896,250	2,539,220
Future income tax recovery (Note 12)	(1,011,000)	(86,300)	(359,825)
Net Loss for Year	557,435	1,809,950	2,179,395
Deficit, Beginning of Year, As Previously Stated	(25,855,949)	(24,045,999)	(13,528,173)
Adjustment for Change in Accounting Policy (Note 3)	–	–	(8,338,431)
Deficit, Beginning of Year, As Restated	(25,855,949)	(24,045,999)	(21,866,604)
Deficit, End of Year	$(26,413,384)	$(25,855,949)	$(24,045,999)
Loss Per Share
Basic and diluted (Note 13)	$(0.01)	$(0.05)	$(0.06)

[24]

CONSOLIDATED STATEMENTS OF CASH FLOWS

F O R    T H E    Y E A R S    E N D E D   D E C E M B E R    3 1

	2003	2002	2001
Cash Flows from Operating Activities
Cash received from customers	$–	$269,004	$–
Cash paid to suppliers	(1,491,817)	(637,952)	(1,872,161)
Cash paid to employees	(921,277)	(782,086)	(805,464)
Interest income received	2,358	714	90,265
Interest paid	(45,921)	(22,218)	(3,247)
	(2,456,657)	(1,172,538)	(2,590,607)
Cash Flows from Financing Activities
Issuance of common shares for cash	4,623,601	911,705	72,500
Share issuance costs	(163,590)	–	–
	4,460,011	911,705	72,500
Cash Flows from Investing Activities
Proceeds on disposal of investment	26,768	–	31,392
Proceeds on disposal of capital assets	800	18,000	–
Purchase of capital assets	(29,442)	(99)	(84,286)
Mineral exploration costs	(230,970)	–	–
	(232,844)	17,901	(52,894)
Increase (Decrease) in Cash	1,770,510	(242,932)	(2,571,001)
Cash at Beginning of Year	47,782	290,714	2,861,715
Cash at End of Year	$1,818,292	$47,782	$290,714

[25]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F O R    T H E    Y E A R S    E N D E D    D E C E M B E R    3 1 ,    2 0 0 3 ,    2 0 0 2    A N D    2 0 0 1

1 . N AT U R E    O F    O P E R AT I O N S    A N D    G O I N G - C O N C E R N    C O N S I D E R AT I O N S

Birch Mountain Resources Ltd. (the “Company”) is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves. However, on February 2, 2004, the Company released an independent technical report which indicates the potential for a limestone quarry in the Fort McMurray area.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $557,435 during the year ended December 31, 2003 (2002–$1,809,950; 2001–$2,179,395) and as at December 31, 2003, has an accumulated deficit of $26,413,384.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company’s ability to continue as a going-concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying minerals, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, on the Company’s ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going-concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments which might be necessary if the Company is unable to continue its operations as a going-concern.

2 . S I G N I F I C A N T A C C O U N T I N G P O L I C I E S
The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., and Rockyview Development Limited and its subsidiaries. Rockyview Development Limited and its subsidiaries have been inactive since 1998. Dawson Bay Minerals Inc. has been inactive throughout 2003.

a . C a s h a n d C a s h E q u i v a l e n t s
Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less.

[26]

b . I n v e s t m e n t s
The investment in marketable securities is recorded at the lower of cost or quoted market value. If market value is less than cost, the unrealized loss is charged to income.

c . P r o p e r t y, P l a n t a n d E q u i p m e n t
Capital assets are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Annual Rate
Equipment	Declining balance	20% -30%
Computer	Declining balance	30% -100%
Leasehold improvements	Straight line	20%

d .  M i n e r a l    E x p l o r a t i o n    C o s t s
During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage. Pursuant to the adoption of this Guideline, beginning January 1, 2001, the Company expenses mineral exploration costs unless the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. During 2003, the Company began capitalizing expenditures related to the exploration and testing of a limestone property as management is of the opinion that it is probable these costs will be recovered from future operations.

Prior to 2001, the Company capitalized all of the exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that sufficient exploration had not occurred to assess whether the deferred costs would be recovered from a geological resource or reserve.

Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

e . F u t u r e    I n c o m e     Ta x e s
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value are reflected in the current year’s income.

f . F l o w - T h r o u g h     S h a r e s
Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. The tax benefits renounced are reflected as a future tax liability and deducted from the proceeds of share capital.

g . R e s e a r c h     C o s t s
The Company is actively engaged in researching new mineral technology applications. Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

[27]

h . S t o c k - B a s e d     C o m p e n s a t i o n
Effective January 1, 2003, the Company adopted the fair-value method of accounting for stock-based payments. Prior to 2003, the Company had chosen to account for employee stock-based compensation plans using the intrinsic-value method. Pro forma net income and earnings per share have been provided as if the fair-value accounting method had been used since January 1, 2001 (see Note 9).

i . P e r     S h a r e    A m o u n t s
Loss per share amounts are computed using the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price during the period.

j . F o r e i g n      C u r r e n c y     Tr a n s l a t i o n
Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

k . U s e     o f    E s t i m a t e s
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the weighted-average assumptions used in calculating stock option compensation expense. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3 . C H A N G E     I N     A C C O U N T I N G     P O L I C I E S

a . S t o c k - B a s e d    C o m p e n s a t i o n
Effective January 1, 2002, the Company adopted CICA Handbook 3870, Stock-Based Compensation and Other Stock-Based Payment, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard permitted the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options was recorded as share capital. However, Handbook 3870 required additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro-forma earnings per share as if the fair-value-based accounting method had been used to account for employee stock options.

In 2003, the Company prospectively early-adopted the new recommendations of CICA Handbook 3870, Stock-Based Compensation and Other Stock-Based Payments. The impact of the adoption of this standard for the year ended December 31, 2003, resulted in additional compensation expense of $66,681 and additional mineral exploration costs of $1,231. For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic-value method as allowed by the Canadian standard adopted on January 1, 2002. As required by the transitional provisions for the standard, pro forma net income and earnings per share information has been provided as if the fair-value accounting method had been used since January 1, 2001, for options issued prior to January 1, 2003 (see Note 9).

[28]

b . M i n e r a l E x p l o r a t i o n C o s t s
In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 11, Enterprises in the Development Stage (AcG-11). The Guideline was effective for fiscal periods beginning on or after April 1, 2000. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability. When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company’s assessment of a property’s realizable value), a provision is made for the impairment in value. Prior to the adoption of this guideline, mineral leases and permits were recorded at cost. Cost included cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures were capitalized and deferred until the leases and permits to which they related were placed into production, sold, allowed to lapse or abandoned.

These costs were to be amortized over the estimated useful lives of the leases and permits following the start-up of production, or written off if the leases and permits were sold, allowed to lapse or abandoned. The Company assessed the carrying value of these mineral exploration costs annually and then, based on estimates, adjusted the carrying amount for any impairments in value or surrender of permits or leases. The net costs related to abandonment or impairment were charged to earnings.

The Company was aware that there were differing views of how AcG-11 could affect mining companies with respect to deferred mineral exploration costs. Although the Company had, and still continues to hold, sizeable land areas under mineral exploration leases and permits, it adopted AcG-11 and, in the absence of quantifiable evidence of a geological resource or reserve, wrote off its deferred mineral exploration costs. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001, by $8,338,431. Prior periods were not restated.

In March 2002, subsequent to the adoption of the accounting policy, the CICA Emerging Issues Committee published Accounting by Mining Enterprises for Exploration Costs (EIC-126) as additional guidance on this matter. Among other things, EIC-126 concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, has no basis for preparing a projection of the estimated future net cash flow from the property, is not precluded from capitalizing exploration costs, nor is it obliged to conclude that the capitalized costs have been impaired.

While the Company understands that EIC-126 provides additional clarification and guidance to support its previous policy for accounting for mineral exploration costs, the Company believes the change in accounting policy is appropriate for its circumstances and is consistent with reporting practices followed in the United States. The Company considers its exploration properties to be prospective, and will continue its exploration activities in search of an economic ore body.

4 . I N V E S T M E N T S

During 2001, the Company entered into an agreement with Shear Minerals Ltd. (Shear) and Marum Resources Inc. (Marum). Under the terms of the agreement, the Company received 50,000 common shares of Shear and 100,000 common shares of Marum, having a total market value of $20,000 upon receipt. These shares were sold in the current year for net proceeds of $26,768.

[29]

5 . P R O P E R T Y, P L A N T A N D E Q U I P M E N T
			2003			2002
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Equipment	$270,454	$185,179	$85,275	$271,568	$166,429	$105,139
Computer	256,390	200,491	55,899	227,482	190,437	37,045
Leasehold improvements	30,543	13,235	17,308	30,009	9,041	20,968
	$557,387	$398,905	$158,482	$529,059	$365,907	$163,152

6 . M I N E R A L    E X P L O R AT I O N    C O S T S
a . A l b e r t a

A t h a b a s c a    R e g i o n The Company holds a significant number of mineral rights in the Athabasca and Birch Mountain Regions of Northern Alberta.

The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc., Albian Sands Energy Inc. and Canadian Natural Resources Limited. The agreements provide for co-operative planning in the development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

At December 31, 2003, the Company’s mineral property in the Athabasca region consisted of 40 permits and 30 leases with one permit-to-lease conversion in progress for a total area of 279,351 hectares.

During 2003, seven permits reached the end of their ten-year period. Of these, four were allowed to expire. Applications to convert portions of the remaining three permits were made. The Athabasca property was reduced by approximately 52,727 hectares as a result of these activities.

Based on leased area, annual lease payments will be approximately $181,690 (2002–$172,000), with another $6,300 when the conversion in progress is completed. Under a 2002 agreement, Suncor Energy Inc. has agreed to pay $39,000 of these lease rentals, covering six mineral leases, until 2014.

In April 2002, the Company filed its assessment report for $5.15 million of expenditures comprising direct spending by the Company as well as significant costs incurred by other parties involved with the Company as a result of Co-Development Agreements. Also during the year, certain permits were allowed to lapse, thereby reducing the Company’s Athabasca mineral property by approximately 348,000 hectares, leaving the Company’s land position in this region at 326,000 hectares (806,000 acres) at December 31, 2002.

In 2002, the Company established an Industrial Minerals Division to take advantage of potential business opportunities arising from the Company’s ownership of the rights to mine and market limestone from its Athabasca mineral leases. In September 2002, the Company announced a sale of limestone to Suncor Energy Ltd. for $250,000. In September 2003, the Company signed an agreement to sell a minimum of $100,000 worth of limestone to Syncrude Canada Ltd. within Syncrude’s Auroral mine. Over the past year and a half, the Company has completed a drilling program and geological appraisal of a potential limestone quarry and issued an independent technical report in February 2004 conforming to National Instrument 43-101 on a preliminary assessment of the limestone project.

[30]

In December 2002, the Company acquired a 100% undivided interest in a mineral lease located near the proposed limestone quarry in exchange for a Limestone Royalty of $0.15 per tonne of limestone sold from the proposed quarry.

B i r c h    M o u n t a i n s    R e g i o n    At December 31, 2003, the Company’s mineral property in the Birch Mountains region was comprised of 10 permits covering 92,160 hectares (227,731 acres). Diamond-bearing kimberlite intrusive rocks are the principal exploration target on this property, but the Company has also conducted some preliminary precious metal exploration in this region as well.

The assessment filed in April 2002 was applied to the permits in the Birch Mountains region.

b . M a n i t o b a
Dawson Bay Minerals Inc., a wholly owned subsidiary of Birch Mountain Resources Ltd. conducted exploration activity in Manitoba in the Dawson Bay area.

During 2002, the Company let the remaining exploration permit covering 9,784 hectares (21,177 acres) lapse and has no mineral interest in Manitoba.

c . To t a l   M i n e r a l   E x p l o r a t i o n   C o s t s   o v e r   t h e   Y e a r s   C o n s i s t  o f   t h e    F o l l o w i n g
		2003	2002	2001
	Expensed	Capitalized	Expensed	Expensed
Administration	$65,797	$5,473	$66,941	$6414
Assay and geological	20,429	–	9,138	56,091
Consulting	175,227	212,325	–	–
Land lease and permit	146,327	3,210	117,778	171,250
Materials, services and drilling	2,835	–	300,381	177,744
Rental	998	–	45,172	81,228
Salaries	315,925	105,166	421,419	342,915
Travel and accommodations	16,847	9,962	15,476	105,888
	$744,385	$336,136	$976,305	$941,530

7 . A C C O U N T S    P AY A B L E

Included in accounts payable is $Nil (2002–$67,083) of loans payable. These loans were unsecured, due on demand and bore interest at an average rate of 7%.

The Company has cancelled an accrued payable in the amount of $194,000 relating to the estimated cost of discontinuing the Indonesian operations in 1998.

[31]

8 . S H A R E    C A P I TA L

The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

a . A u t h o r i z e d C a p i t a l

Unlimited number of common voting shares

Unlimited number of preferred shares issuable in series
Unlimited number of non-voting shares

b . C o m m o n    S h a r e s
	Number	Amount
Balance December 31, 2001	33,647,122	$24,346,505
Issued for cash
Private placement	2,397,277	716,205
Flow-through shares	842,000	210,500
Tax benefits renounced on flow-through shares	–	(86,300)
Balance December 31, 2002	36,886,399	$25,186,910
Issued for cash
Issued on exercise of options	215,000	65,500
Private placements	7,229,686	2,013,600
Flow-through shares	6,118,000	2,529,500
Tax benefits renounced on flow-through shares	–	(1,011,000)
Share issuance costs	–	(185,636)
Balance December 31, 2003	50,449,085	$28,598,874

In January 2003, the Company completed a private placement of 465,712 units at $0.25 per unit. Of these, 248,000 units were flow-through. All units consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.50 for a period of 18 months after closing.

In May 2003, the Company completed a private placement of 4,758,410 units at $0.25 per unit. Of these, 1,870,000 units were flow-through. All units consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.50 for a period of 16 months after closing.

In August, October and November 2003, the Company completed three additional private placements totalling 4,123,564 units at $0.30 per unit. Each unit consisted of one common share plus one-half of one non-transferable common share purchase warrant entitling the holder to purchase an additional common share for $0.50 for a period of 12 months after closing.

In December 2003, the Company completed a private placement of 4,000,000 units issued on a flow-through basis at a price of $0.50 per unit.

At December 31, 2003, the Company had renounced all of its flow-through commitments and incurred $578,407 of expenditures. The balance of $1,951,093 of qualifying expenditures will be incurred subsequent to the year-end.

[32]

In December 2002, the Company completed a private placement of 2,071,910 units at $0.25 per unit. Of these, 842,000 units were flow-through. All units consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.75 for a period of 16 months after closing. These warrants were subsequently re-priced to $0.50 per share and extended to June 21, 2004.

In June and July 2002, the Company completed two additional private placements of 1,167,367 units at $0.35 per unit. Each unit consisted of one common share plus one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $1.00 for a period of 12 months after closing. These warrants were subsequently re-priced to $0.50 per share and extended to July 19, 2004.

At December 31, 2002, the Company had renounced all of its flow-through commitments and incurred $75,634 of expenditures. The balance of $134,866 of qualifying expenditures were incurred in 2003.

During 2001, the Company entered into an agreement with AuRIC Precious Metals Inc. (AuRIC) to purchase rights to a customized fire assay protocol developed by AuRIC. The contract includes provisions for independent third-party verification tests using a double-blind chain-of-custody test protocol, the costs of which are to be borne by the Company. When the Company is satisfied that AuRIC has met all of the conditions of the agreement, the Company has agreed to purchase the assay protocol from AuRIC for consideration of US$400,000 plus 640,000 common shares of the Company, 400,000 that will be free trading, and the issuance of which must comply with the applicable laws in Canada and the United States. Independent verification tests conducted to date are inconclusive.

c . P r e f e r r e d    S h a r e s

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series.

d . R e s e r v e d    f o r    I s s u e

O p t i o n s The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed five years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

In March 2002, the Board of Directors approved a new stock option plan (“2002 Plan”) which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,735,211. The plan is administered by the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

[33]

The Company has granted options on common shares as follows:

			Weighted
	Number of	Price	Average	Expiry
	Options	Range ($)	Price ($)	Date
December 31, 2001, outstanding	2,298,750	0.22-1.36	0.77	2002-2006
Granted	2,555,000	0.26-0.34	0.3	2007
Cancelled	(235,000)	0.70-1.36	0.98	2002
December 31, 2002, outstanding	4,618,750	0.22-1.36	0.53	2003-2007
Granted	2,461,900	0.30-0.50	0.32	2004, 2008
Cancelled	(500,000)	0.35-0.90	0.52	2003
Exercised	(215,000)	0.22-0.35	0.3	2003
December 31, 2003, outstanding	6,365,650	0.22-1.36	0.51	2004-2008

The following summarizes information about stock options outstanding as at December 31, 2003, under both plans:

	Number	Expiry	Exercisable at	Option
	of Shares	Date	Dec. 31, 2003	Price ($)
Original Plan	30,000	July 2004	30,000	1.25
	54,400	Sept. 2004	54,400	0.50
	635,000	Nov. 2004	635,000	1.36
	200,000	Dec. 2004	200,000	0.50
	408,750	Jan. 2006	408,750	0.60
	275,000	April 2006	275,000	0.65
	1,140,000	March 2007	1,140,000	0.26
	2,743,150		2,743,150	0.64
2002 Plan	1,415,000	April 2007	1,415,000	0.34
	2,207,500	Oct. 2008	551,875	0.30
	3,622,500		1,966,875	0.33
Both Plans	6,365,650		4,710,025	0.51

[34]

W a r r a n t s   In relation to private placements, the Company has the following warrants outstanding:

			Weighted
	Number of	Price	Average	Expiry
	Warrants	Range ($)	Price ($)	Date
December 31, 2002, outstanding (re-priced)	3,239,277	0.50	0.50	2003-2004
Issued	7,540,304	0.50	0.50	2004
December 31, 2003, outstanding	10,779,581	0.50	0.50	2004

The Company extended to 2004 the expiry date of warrants that were scheduled to expire in 2003. All of the outstanding warrants as at December 31, 2002, were re-priced from a range of $0.75–$1.00 per warrant to $0.50 per warrant.

Subsequent to year-end, 659,400 warrants were exercised and a corresponding number of common shares were issued at $0.50 each for a total consideration of $329,700.

9 . S T O C K - B A S E D    C O M P E N S AT I O N
a . E m p l o y e e s ,    D i r e c t o r s    a n d    O f f i c e r s
In 2003, the total stock-based compensation recognized under the fair value method was $266,723 using the Black-Scholes option-pricing model. The options will be amortized over an 18-month period which is the vesting period of the options. The stock-based compensation expense for the year was $66,681, leaving an unamortized balance of $200,042.

Had the fair-value method been used since January 1, 2001, the Company’s net earnings and net earnings per share would have been as follows:

	2003	2002	2001
Pro forma earnings (loss)	(557,435)	(2,079,950)	(2,274,456)
Loss per share, basic	(0.01)	(0.06)	(0.07)

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model  with the following weighted-average assumptions:

	2003	2002	2001
Expected life	3 years	5 years	5 years
Risk-free interest rate	3.90%	4.50%	5.00%
Expected volatility	65%	35%	12%
Annual dividends	Nil	Nil	Nil

[35]

b . A d v i s o r s

The total stock-based compensation recognized under the fair-value method was $26,967 using the Black-Scholes option-pricing model with the assumptions noted below. The options will be amortized over a 16-month period, which is the vesting period of the options. Of the amounts recognized, $22,045 has been reflected as share issuance costs and $1,231 as mineral exploration costs, with the offsetting credit to contributed surplus and leaving an amortized balance of $3,691.

The weighted-average assumptions used to estimate the fair value of each of the options granted during the period were as follows:

2003
Expected life	1 to 3 years
Risk-free interest rate range	3.6%-3.9%
Expected volatility	65%
Annual dividends	Nil

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

1 0 . C O N T I N U I N G    O B L I G AT I O N S

The Company rents premises and equipment under operating leases expiring during the next four years requiring annual payments as follows:

2004	250,000
2005	239,000
2006	214,000
2007	54,000

11 . R E L AT E D - P A R T Y T R A N S A C T I O N S

The Company had the following transactions with related parties:

  Included in shareholder services and promotion are amounts of $1,469 (2002–$9,888; 2001–$8,288) paid to a company controlled by the spouse of a director.

  Included in professional fees is $26,327 (2002–$46,614; 2001–Nil) of consulting and legal fees paid to a company owned by an officer.

  Included in professional fees is $77,254 (2002–$61,664; 2001–$156,050) of legal fees paid to firms in which officers are partners.

  Included in accounts payable is $24,953 (2002–$68,763; 2001–$2,304) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

[36]

12 . I N C O M E    T A X E S

Future income tax assets consist of the following temporary differences:

	2003	2002	2001
Mineral exploration costs	$4,984,788	$5,838,957	$5,355,105
Capital assets	90,770	101,291	172,156
Scientific research and experimental development expenditures unclaimed	79,438	86,806	89,157
Non-capital loss carry forwards	436,552	987,185	869,553
Share issuance costs and other	54,692	12,519	21,843
Valuation allowance	(5,646,240)	(7,026,758)	(6,507,814)
Future tax assets (net of valuation allowance)	–	–	–

At December 31, 2003, the Company has the following deductions available:

  Canadian mining exploration costs and undepreciated capital cost allowance of $16,054,000 (2002–$14,600,000; 2001–$13,352,000), which may be carried forward indefinitely;

  Scientific research and experimental development costs of $211,000, which may be carried forward indefinitely; and

  Non-capital loss carry forwards of approximately $1,163,000 that, if unused, will expire as follows:

2004	$107,000
2005	132,000
2006	185,000
2007	–
2008	719,000
2009	$20,000

In addition to the above, the Company has the following deductions available, which have not been reflected in the financial statements:

  Capital losses of $3,500,000, which may be carried forward indefinitely; and

  Investment tax credits of $38,000 available for carry forward to 2005.

[37]

The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:
	2003	2002	2001
Loss before taxes	$1,568,435	$1,896,250	$2,539,220
Expected tax recovery at 40.8% (2002㫁.0%; 2001㫂.1%)	639,921	777,462	1,069,266
Resource allowance	(205,591)	(55,971)	(64,780)
Share issue costs	20,989	8,749	9,093
Non-deductible expenses for tax and other	(36,613)	(3,587)	(25,007)
Impact of changes to future income tax rates	(788,224)	–	–
Valuation allowance	1,380,518	(640,353)	(628,747)
Future income tax recovery	$1,011,000	$86,300	$359,825

1 3 . P E R    S H A R E    A M O U N T S

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For the purposes of the calculations, the weighted-average number of shares outstanding was 41,147,226 (2002–34,323,673; 2001–34,193,622).

1 4 . S E G M E N T E D    I N F O R M AT I O N

The Company’s principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an Industrial Mineral Division to pursue the development of its limestone property. The Company’s activities are focused on Western Canada.

	Mineral	Mineral	Industrial
	Exploration	Technology	Minerals	Corporate	Total
2003
Revenue	$–	$–	$100,000	$211,973	$311,973
Expense	273,194	11,150	471,191	1,124,873	1,880,408
Loss	(273,194)	(11,150)	(371,191)	(912,900)	(1,568,435)
Assets	$39,510	$–	$364,892	$2,019,831	$2,424,233
2002
Revenue	$–	$–	$250,000	$986	$250,986
Expense	863,845	42,514	112,460	1,128,417	2,147,236
Loss	(863,845)	(42,514)	137,540	(1,127,431)	(1,896,250)
Assets	$81,600	$–	$–	$183,492	$265,092
2001
Revenue	$–	$–	$–	$88,023	$88,023
Expense	941,530	128,068	–	1,557,645	2,627,243
Loss	(941,530)	(128,068)	–	(1,469,622)	(2,539,220)
Assets	$56,459	$82,872	$–	$470,276	$609,607

[38]

1 5 . F I N A N C I A L I N S T R U M E N T S

The Company, as part of its operations, carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

F a i r    V a l u e s The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates their fair value because of the short-term maturities of these items.

F o r e i g n    C u r r e n c y    R i s k The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company’s foreign currency translation policy (Note 2). As at year-end, the following items were denominated in United States currency and have been converted into Canadian currency at the standard exchange rate in effect at year-end.

	2003	2002
Cash (CAD$)	$29,966	$(1,071)
Accounts payable (CAD$)	$1,382	$89,561

1 6 . M AT E R I A L    D I F F E R E N C E S    B E T W E E N    C A N A D I A N A N D    U N I T E D    S TAT E S    G E N E R A L LY    A C C E P T E D    A C C O U N T I N G    P R I N C I P L E S

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

a.

The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $1,951,093 (2002–$134,866; 2001–$75,000).

b.

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any writedown of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred. With the adoption of the policy for accounting for mineral exploration costs described in Note 3, the Company’s treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences for 2002 and 2001. For 2003, the capitalization of expenditures under Canadian GAAP would be expensed as operating costs under U.S. GAAP.

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

c.

Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

[39]

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the balance sheets would be as follows:

	2003	2002
Deficit under Canadian GAAP	$26,413,384	$25,855,949
Exploration expenditures capitalized	336,136	–
Future income taxes	2,327,189	1,316,189
Deficit under U.S. GAAP	$29,076,709	$27,172,138

In addition, the impact on the consolidated statements of loss would be as follows:

	2003	2002	2001
Net loss for the year under Canadian GAAP	$557,435	$1,809,950	$2,179,395
Exploration expenditures	336,136	–	–
Future income taxes	1,011,000	86,300	359,825
Net loss for the year under U.S. GAAP	$1,904,571	$1,896,250	$2,539,220
Loss per share under U.S. GAAP
Basic	$(0.05)	$(0.05)	$(0.08)

For U.S. GAAP purposes, the Company has adopted APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), to account for stock-based compensation to employees and directors using the intrinsic-value method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2003, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair-value method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. For the years ended December 31, 2002 and 2001, these costs were calculated in accordance with the Black-Scholes option-pricing model assuming no dividends are paid, an annual risk-free interest rate of 4.5% to 5%, an expected volatility of 12% to 35% and an expected life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported for 2001 and 2002. For 2003, the fair value of the options, calculated as $66,681, is included in the net loss. The fair value was estimated at the date of grant using the Black-Scholes option-pricing model assuming a risk-free interest rate of 3.9%, an expected life of three years and an expected volatility of 65%.

	2003	2002	2001
Net loss for the year under U.S. GAAP	$1,904,571	$1,896,250	$2,539,220
Pro forma stock compensation	–	270,000	95,061
Pro forma loss for the year under U.S. GAAP	$1,904,571	$2,166,250	$2,634,281
Loss per share under U.S. GAAP
Basic	$(0.05)	$(0.06)	$(0.08)

[40]

CORPORATE INFORMATION

	Dec 31	Mar 31	H e a d O f f i c e
C o r p o r a t e D a t a	2003	2004	Suite 300, 250 - 6 Avenue SW
Common shares			Calgary, Alberta, Canada T2P 3H7
issued and			Tel: 403-262-1838
outstanding	50,449,085	51,337,235	Fax: 403-263-9888
Outstanding common
share options	6,365,650	6,131,900	C o n t a c t s
Common shares			Douglas Rowe, President & CEO
via outstanding			Don Dabbs, Vice President & CFO
warrants	10,779,581	10,125,181	Jane Quinn, Shareholder Services
Fully diluted			e-mail: jquinn@birchmountain.com
common shares	67,594,316	67,594,316	www.birchmountain.com
Public float
(estimate)	45,000,000	45,000,000	R e g i s t r a r & T r a n s e r A g e n t
Computershare Trust Company of Canada

S y m b o l & E x c h a n g e
BMD	TSX Venture Exchange		B a n k e r s
BHMNF	OTC-BB		HSBC Bank Canada

A n n u a l G e n e r a l &			A u d i t o r s
S p e c i a l M e e t i n g o f S h a r e h o l d e r s			Meyers Norris Penny LLP
Thursday, July 8, 2004, 3:30 p.m.
Angus/Northcote Room			S o l i c i t o r s
Conference Center			Borden Ladner Gervais LLP
Bow Valley Square II			John Houghton Professional Corporation
205 - 5 Avenue SW			Hodgson Russ LLP
Calgary, Alberta, Canada			Bereskin & Parr
Oblon Spivak McCelland Maier & Neustadt P.C.
Shareholders unable to attend the meeting are			MacLeod Dixon
encouraged to complete and return a valid
FORM of PROXY, which is mailed to shareholders
of record before the meeting.

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